Exhibit 99.1

Perrigo Company plc and Transition Therapeutics Modify Development and Commercialization Rights of ELND005 Program

•	All development and commercialization rights of ELND005 drug candidate have been transferred to an Irish-domiciled company ("Irish Subsidiary")
•	Transition has acquired 100% of the common shares of Irish Subsidiary
•	Irish Subsidiary will be responsible for the future development and commercialization of ELND005 for all disease indications
•	Affiliates of Perrigo Company plc ("Perrigo") will invest US$15 million and receive newly issued Transition common shares representing a 7% ownership stake in Transition
•	Perrigo will be eligible to receive milestone payments and royalties from the approval and sale of ELND005 products

TORONTO, Feb. 28, 2014 /CNW/ - Transition Therapeutics Inc. ("Transition" or the "Company") (NASDAQ: TTHI, TSX: TTH) announced the acquisition of an Irish domiciled company ("Irish Subsidiary"), the holder of all the development and commercialization rights of neuropsychiatric drug candidate, ELND005.    The Company also announced a US$15 million investment by Perrigo to acquire approximately 7% of Transition's common shares.  ELND005 is an oral drug candidate that is being evaluated in three studies: a Phase 2 study for Agitation and Aggression in Alzheimer's Disease, a Phase 2 study for Bipolar Disorder and a Phase 2A study in Down Syndrome.

After a series of transactions, Perrigo has transferred all of its ELND005 rights and assets to Irish Subsidiary.  Transition has acquired Irish Subsidiary, which is now a 100% wholly-owned, subsidiary of Transition.  In parallel with this acquisition, Perrigo has invested US$15 million and will receive 2,255,640 Transition common shares representing approximately a 7% ownership stake in Transition.   Perrigo will also be eligible to receive up to US$40 million in approval and commercial milestone payments and a 6.5% royalty on net sales of ELND005 products and sublicense fees received.   Going forward, Irish Subsidiary will be responsible for all future development and commercialization activities of the ELND005 drug candidate.

"ELND005 is a unique drug candidate that has been shown to have an acceptable safety profile in six clinical studies and reduced the emergence of multiple neuropsychiatric effects including agitation, aggression, depression and anxiety in a Phase 2 clinical study. By acquiring the ELND005 rights, Transition has the opportunity to complete the two current large Phase 2 studies underway in Agitation and Aggression in Alzheimer's Disease, and mood changes in Bipolar Disorder. This drug candidate acts through a distinct mechanism of action by reducing brain myo-inositol levels associated with mood/behavioral changes. We believe this approach provides a unique opportunity to achieve therapeutic benefit for patients with neuropsychiatric symptoms.   We are very pleased to work with Perrigo and look forward to completing the current late-stage trials of ELND005", said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

About ELND005

ELND005 is an orally bioavailable small molecule that is being investigated for multiple neuropsychiatric indications on the basis of its proposed dual mechanism of action, which includes β-amyloid anti-aggregation and regulation of brain myo-inositol levels. An extensive clinical program of Phase 1 and Phase 2 studies has been completed with ELND005 to support clinical development, including the published Phase 2 study ELND005-AD201 in AD. ELND005 is also being studied as a potential treatment of agitation and aggression in Alzheimer's disease (Study ELND005-AG201), as a maintenance therapy of Bipolar Disorder Type I (Study ELND005-BPD201) and as a therapy for those with Down syndrome (Study ELND005-DS-201).

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead CNS drug candidate is ELND005 for the treatment of Alzheimer's disease and bipolar disorder.  Transition's lead metabolic drug candidate is TT-401 for the treatment of type 2 diabetes and accompanying obesity. Transition's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about Transition, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

SOURCE: Transition Therapeutics Inc.

%CIK: 0001399250

For further information:

For further information on Transition, visit www.transitiontherapeutics.com or contact:
Dr. Tony Cruz
Chief Executive Officer
Transition Therapeutics Inc.
Phone: 416-260-7770, x.223
tcruz@transitiontherapeutics.com

CO: Transition Therapeutics Inc.

CNW 07:25e 28-FEB-14